Exhibit 20

                                  Press Release

DENNIS M. MATHISEN'S MARSHALL FINANCIAL GROUP, INC. EXERCISES ITS OPTION TO PURCHASE 1,608,500 SHARES OF IPI STOCK FROM JACOBS INDUSTRIES, INC.

MINNEAPOLIS, Jan. 5 / PRNewswire/ -- IPI, Inc. (Nasdaq: INST - news), the parent company of Insty-Prints, Inc., franchisor of approximately 275 Insty-Prints fast-turnaround business printing centers, announced today that its principal shareholder, Jacobs Industries, Inc. ("Industries"), has sold 50% of Industries' holdings in IPI (1,608,500 shares) to Marshall Financial Group, Inc. ("MFG"). The total purchase price of the shares (including the price of the option) is $6,755,700, or $4.20 per share. Concurrent with the sale by Industries to MFG, each of Industries and MFG purchased additional shares from another shareholder of IPI. After exercising the option, and the purchase of other shares, each of Industries and MFG, together with persons associated with them, will own approximately 37% of the total outstanding common stock of IPI. The existence of this option was disclosed in May of 1997.

MFG is a Minneapolis-based merchant banking firm that has specialized in the financial services industry, Mr. Dennis M. Mathisen, President of MFG, was an associate of Irwin Jacobs, principal shareholder of Industries, from 1977 to 1988. Mathisen founded the banking organization that grew to be known as Mountain Parks Financial Corp., which was sold to Community First Bankshares, Inc. In addition, Mathisen has been involved in various other investment and merchant banking activities.

Mr. Mathisen joined the IPI Board of Directors in December 1997. Mr. Mathisen's addition as a board member and principal shareholder complements IPI's external growth strategy of looking at acquisitions or related transactions within and outside of the printing industry where IPI's financial resources, management and operating systems can add significant value.

IPI, Inc., founded in 1966, had total 1996 system sales of approximately $123 million.